EXHIBIT (D)(7)

                         SELECTED AMERICAN SHARES, INC.
                FIRST AMENDMENT OF INVESTMENT ADVISORY AGREEMENT

May 1, 2004

Davis Selected Advisers, L.P.
2949 East Elvira Road, Suite 101
Tucson, Arizona 85706

Gentlemen:

We hereby confirm that, as of the date of this letter, paragraph 5 of our
Management Agreement of January 1, 2001, is amended in its entirety to read as follows:

1.   Fees. The Fund shall pay to the Manager a monthly management fee calculated on the basis of the average daily net assets of the Fund as follows:

   Assets      Cum. Assets
 (millions)    (millions)     Fee*
-------------------------------------------
    $500          $500           0.65%
    $500         $1,000          0.60%
   $2,000        $3,000          0.55%
   $1,000        $4,000          0.54%
   $1,000        $5,000          0.53%
   $1,000        $6,000          0.52%
   $1,000        $7,000          0.51%
   $3,000        $10,000         0.50%
   Excess     Over $10,000      0.485%

*fee expressed as a percentage of average net assets.

provided, however, that such fee for any period, which shall not be a full monthly period, shall be prorated according to the proportion, which such period bears to the full month. The fee shall be paid on or before the fifteenth day of the month following the month for which the fee is payable.

In all other respects, the Management Agreement of January 1, 2001, remains in full force and effect.

If the foregoing is in accordance with your understanding, please indicate by signing and returning to us the enclosed copy hereof.

                                       11

Very truly yours,

Davis New York Venture Fund, Inc.

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By       Sharra Reed
         Vice President

Accepted as of the day and year first above written.

Davis Selected Advisers, L.P.
By: Davis Investments, LLC, General Partner

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By:      Thomas Tays
         Vice President